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SEC FILE NUMBER
8 - 53700

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YYYY) AND ENDING 12/31/2019 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Freeman and Co. Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue, 12th Floor
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Daniels, FINOP — (212) 751-4422
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith + Brown PC
(Name -- *if individual, state last, first, middle name*)

1411 Broadway, 23rd Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

FEB 24 2020

Washington, DC

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Securities and Exchange Commission
Trading and Markets

FEB 24 2020

RECEIVED

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

E.B.

OATH OR AFFIRMATION

I, Gagan Sawhney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Freeman and Co. Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Gagan Sawhney
Signature

Partner
Title

Notary Public

CAROL H. FOX
NOTARY PUBLIC-STATE OF NEW YORK
No. 01FO4976291
Qualified in Queens County
My Commission Expires 01-14-2023

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Freeman & Co. Securities, LLC
Contents
December 31, 2019

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to the Financial Statement	3–6

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Freeman & Co. Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Freeman & Co. Securities, LLC (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's membership interests were sold to Houlihan Lokey, Inc. As of January 6, 2020, the Company has filed Form BDW with FINRA and the SEC to withdraw its registration, therefore there is substantial doubt of the Company continuing as a going concern.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

New York, New York
February 18, 2020

Freeman & Co. Securities, LLC
Statement of Financial Condition
As of December 31, 2019

Assets		
Cash and cash equivalents	$	688,515
Due from affiliate		41,190
Accounts receivable		100,000
Security deposit		2,307
Total assets	$	832,012
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	109,703
Total liabilities		109,703
Member's equity		722,309
Total liabilities and member's equity	$	832,012

The accompanying notes are an integral part of this financial statement.

1. Nature of business

Freeman & Co. Securities, LLC (the "Company"), is a Delaware limited liability company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's operations consist primarily of providing general strategic advice to corporations concerning mergers, acquisitions, divestitures, joint ventures, business strategy, strategic investments, and other corporate transactions. The Company participates in debt and equity underwritings.

Going Concern

The company was wholly owned by Freeman & Co. LLC through December 15, 2019. On December 16, 2019, the membership interest of the Company was sold by Freeman & Co. LLC to Houlihan Lokey, Inc. ("HL"). On January 6, 2020, the Company filed Form BDW with FINRA and the SEC to withdraw its registration and therefore there is substantial doubt of the Company continuing as a going concern.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company adopted ASU 2016-02 as of January 1, 2019 and there was no impact on operations.

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents at year end consist of one money market account.

Revenue Recognition

Revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation. In some circumstances, significant judgment is needed to determine the timing and measurement of progress appropriate for revenue recognition under a specific contract.

The Company's principle source of revenue is derived from advisory fees associated with public and private capital raising transactions and providing strategic advisory services. Advisory fees include:

Revenue Recognition (continued)

Strategic/financial advisory fees: The Company's strategic advisory revenues include success fees earned in connection with advising companies, principally in mergers, acquisitions and restructuring transactions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). The Company also earns fees for related advisory work such as providing fairness opinions and valuation services. The Company records these strategic advisory revenues at the point in time, gross of related expenses, when the services for the transactions are completed under the terms of each assignment or engagement.

Placement and sales agent fees: The Company earns agency placement fees and sales agent commissions in non-underwritten transactions, such as private placements of loans and debt and equity securities, including, private investment in public equity transactions ("PIPEs"), and as sales agent in at-the-market offerings of equity securities. The Company records placement revenues (which may be in cash and/or securities) at the point in time then the services for the transactions are completed under the terms of each assignment or engagement. The Company records sales agent commissions on a trade-date basis.

Significant Judgments

Revenue from contracts with customers includes advisory and private placement fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Interest income is recorded as earned.

Accounts Receivable

Accounts receivable are recorded at net realizable value, which includes an appropriate allowance for estimated uncollectible accounts. The allowance for estimated doubtful accounts is based on the Company's history of write-offs, the level of past due accounts, and its relationship with, and the economic status of, its clients. The Company has accounts receivable totaling $0 and $100,000 at January 1, 2019 and December 31, 2019, respectively.

Contract Assets and Contract Liabilities

Contract Assets and Contract Liabilities arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of January 1, 2019 and December 31, 2019, there were no contract assets or contract liabilities.

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any federal or state income taxes on its income. Freeman & Co. LLC is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is reflected on the books of the Company, in accordance with the provisions of the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification. This Topic requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements. For the year ended December 31, 2019, the Company's allocated portion of UBT was approximately $73,100.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Freeman & Co. LLC files its income tax returns in the U.S. federal and various state and local jurisdictions, and remains subject to U.S. federal and state income tax audits for all periods subsequent to 2015.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Due from Affiliate

At December 31, 2019, the due to affiliate balance was approximately $41,000 consisting of expenses paid by the Company that HL shall reimburse the Company for subsequent to the sale of ownership.

4. Exemption from Rule 15c3-3

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

5. Net capital requirement

The Company, as a member of the FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company's net capital was approximately $579,000 which was approximately $479,000 in excess of its minimum requirement of $100,000. The ratio of aggregate indebtedness to net capital was 0.19 to 1.

6. Related party transactions

The Company had an Administrative Services Agreement (the "Agreement") with Freeman & Co. LLC. The Agreement required Freeman & Co. LLC to provide all services required by the Company to operate its business, including but not limited to, office facilities and services, office equipment and technology, which is included in the related line items on the statement of operations. The total amount of administrative service provided by the Freeman & Co. LLC and reimbursed by the Company in 2019 was approximately $618,000. In addition, the Freeman & Co. LLC pays out compensation costs to personnel on behalf of the Company, which the Company accrues directly based on completed transactions. These compensation costs included on the statement of operations totaled $5,971,000 for 2019 for which the Company reimbursed the entire amount. At December 31, 2019, approximately $73,100 of the balance in accounts payable and accrued expenses represents amounts payable to Freeman & Co. LLC.

On December 16, 2019, The Company's expense sharing agreement with Freeman & Co. LLC expired upon the sale of its membership interests to HL. At December 31, 2019, due from affiliate includes approximately $41,000 owed to the Company from HL.

7. Concentrations

The Company earned advisory fees from four clients that individually comprised greater than 10% of total revenues. Fees from these client accounted for approximately 57% of advisory fees in 2019. There were no balances due as of December 31, 2019 from these customers.

In the normal course of business, the Company maintains all of its cash in a financial institution, which at times, may exceed federally insured limits. The Company is subject to credit risk to the extent that the financial institution with which it conducts business is unable to fulfill its contractual obligations. Management monitors the financial condition of such institution and does not anticipate any losses from this counterparty.